EXHIBIT 12.1
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended		Year Ended December 31,
	September 30, 2007		2006		2005		2004		2003		2002
Fixed charges (1):
Interest expense	$619,694		$606,725		$185,935		$79,053		$39,956		$13,974
Interest capitalized	278		414		932		—		—		—
Interest portion of rental expense	1,244		1,327		1,244		1,494		843		429

Total fixed charges	$621,216		$608,466		$188,111		$80,547		$40,799		$14,403

Earnings:

Net income before noncontrolling interest expenses and income taxes	$255,356		$350,749		$269,072		$205,421		$132,480		$41,582
Fixed charges	621,216		608,466		188,111		80,547		40,799		14,403
Less: Interest capitalized	(278)		(414)		(932)		—		—		—

Total earnings	$876,294		$958,801		$456,251		$285,968		$173,279		$55,985

Ratio of earnings to fixed charges	1.4	x	1.6	x	2.4	x	3.6	x	4.2	x	3.9	x

(1)	Excludes interest related to the application of FIN 48